

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-Mail
Todd C. Brady, M.D., Ph.D.
President and Chief Executive Officer
Aldexa Therapeutics, Inc.
15 New England Executive Park
Burlington, MA 01803

> **Re:** **Aldexa Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 6, 2014**
> **File No. 333-193204**

Dear Dr. Brady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please remove the graph that appears on the page after the prospectus cover page. The graph contains a large amount of information without additional information to place it in a meaningful context. If you would like to retain the graph, you may relocate it to the Business section.

Risk Factors
"If we are not able to test NS2 in SLS or in other diseases…," page 11

2. We note your response to our prior comment 12. Please disclose, in this risk factor, the indication for which you have an active IND.

Business, page 60

Intellectual Property and Proprietary Rights, page 68
 Other Intellectual Property Rights, page 68

3. At the top of page 69, please explain the function of an excipient in the formulation of your product.

Competition, page 71

4. We note your response to our prior comment 24. Please provide a brief reference to competing targeted products in development on page 19 of the Risk Factor section under the risk factor that begins, "If our competitors develop treatments for the target indications…"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Keith J. Scherer
        Of Counsel
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        850 Winter Street
        Waltham, MA 02451